Exhibit 99.3

On the appointment of Richard Lapthorne as a Director and Chairman of Cable and Wireless plc ("the Company") on 10 January 2003, the Company granted him an option to acquire 1,000,000 Ordinary Shares in the Company at a price of 57 pence per Ordinary Share. Richard Lapthorne has subsequently exercised the option on 10 January 2003 and now holds 1,000,000 Ordinary Shares.

Subject to Richard Lapthorne retaining beneficial ownership of the 1,000,000 Ordinary Shares until 10 January 2006, the Company will procure the issue or transfer to him of 1,000,000 Ordinary Shares credited as fully paid for nil consideration.

Each year on the anniversary of the appointment and so long as the appointment continues, the Company will procure the issue or transfer to Richard Lapthorne, and Richard Lapthorne agrees to acquire, 200,000 Ordinary Shares in the Company. Richard Lapthorne has agreed to purchase the annual acquisition of shares on the following dates at the lower of the mid market price or: –

10 January 2004 – 57 pence per Ordinary Share
10 January 2005 – 63 pence per Ordinary Share
10 January 2006 – 78 pence per Ordinary Share
10 January 2007 – 93 pence per Ordinary Share
10 January 2008 – 108 pence per Ordinary Share

It is intended that Richard Lapthorne will retain all of these shares for the duration of his appointment.